Exhibit 7

CERTIFICATE

We, attorneys-at-law, do hereby certify that attached hereto is a true and correct English language translation of The Development Bank of Japan Law (Law No. 73 of 1999, as amended) and that this law is in full force and effect as of the date hereof.

IN WITNESS WHEREOF, we have hereunto set our hands this 18th day of January 2006.

/s/ ANDERSON MORI & TOMOTSUNE
Anderson Mori & Tomotsune